Item 7
 BlackRock Life Limited
 BlackRock International Limited
 BlackRock Advisors, LLC
 Aperio Group, LLC
 BlackRock Investment Management (UK) Limited
 BlackRock (Luxembourg) S.A.
 BlackRock Asset Management Ireland Limited
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.
 BlackRock Fund Managers Ltd



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.